UP 2-20-03

02054936

JNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 2 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 21058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAWTHORNE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 DEVONSHIRE STREET
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT R JOSEPH (617) 451-1422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

40 BROAD STREET (Address) BOSTON (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R JOSEPH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAWTHORNE SECURITIES CORPORATION, as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public 04-28-03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hawthorne Securities Corporation and Subsidiary

Annual Audited Report
Form X-17A-5   Part III

September 30, 2002

Hawthorne Securities Corporation and Subsidiary

Index to Financial Statements

September 30, 2002

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Hawthorne Securities Corporation and subsidiary as of September 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of Hawthorne Securities Corporation. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hawthorne Securities Corporation and subsidiary as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Boston, Massachusetts
October 24, 2002

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

September 30, 2002

Assets	
Cash	$ 5,818
Cash - clearing deposit	25,000
Trading and investment securities, at market value	3,613
Furniture and equipment, net of accumulated depreciation	4,724
Other assets	19,074
Total Assets	$ 58,229
Liabilities	
Accounts payable and accrued expenses	$ 6,514
Commissions payable	521
Total liabilities	7,035
Stockholders' Equity	
Common stock, $2 par value	
Authorized 15,000 shares	
Issued and outstanding 3,423 shares	6,846
Additional paid in capital	379,160
Accumulated deficit	(334,812)
Total Stockholders' Equity	51,194
Total Liabilities and Stockholders' Equity	$ 58,229

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Operations

Year Ended September 30, 2002

Revenues	
Commissions	
Brokerage	$ 120,815
Mutual funds	188,653
Commissions paid to sales representatives	(38,651)
Net commission income	270,817
Loss on principal trading, net	(833)
Interest and dividends	5,677
Gain on sale of exchange membership	7,000
	282,661
Expenses	
Compensation and benefits	89,333
General and administrative	166,138
Clearing and operations	54,766
	310,237
Net Loss	$ (27,576)

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Cash Flows

Year Ended September 30, 2002

Cash Flows from Operating Activities	
Net loss	$ (27,576)
Adjustments to reconcile net loss to net cash used by operating activities:	
Realized gain on sale of exchange membership	(7,000)
Unrealized loss on securities	833
Depreciation	3,325
	(30,418)
Change in operating assets and liabilities	
Other assets	1,121
Accounts payable and accrued expenses	(4,840)
Commissions payable	(4,586)
Cash used by operating activities	(38,723)
Cash Flows from Financing Activities	
Issuance of common stock	9,000
Cash Flows from Investing Activities	
Proceeds from sale of exchange membership	14,000
Collection of loan receivable - officer	1,000
Cash provided by investing activities	15,000
Decrease in Cash	(14,723)
Cash at Beginning of Year	45,541
Cash at End of Year	$ 30,818

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity

Year Ended September 30, 2002

	Common Stock		Additional Paid In	Accumulated	
	Shares	Amount	Capital	Deficit	**Total**
Balance at Beginning of Year	1,465	$ 2,930	$ 374,076	$ (307,236)	**$ 69,770**
Net Loss	-	-	-	(27,576)	**(27,576)**
Issuance of Common Stock	1,958	3,916	5,084	-	**9,000**
Balance at End of Year	3,423	$ 6,846	$ 379,160	$ (334,812)	**$ 51,194**

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Hawthorne Securities Corporation (the "Company") is a registered broker dealer incorporated in Massachusetts. The Company provides a wide range of brokerage services for individuals and corporations, primarily located in New England and Florida. Mutual fund and securities transactions are cleared by First Clearing Corporation (FCC) on a fully disclosed basis.

The consolidated financial statements include the accounts of the Company and Hawthorne Insurance Agency, Inc. (the "Agency") it's wholly owned subsidiary. The Agency was organized to sell life, health, and accident insurance policies and variable annuities. The Agency is inactive as of September 30, 2002, and no business has been transacted.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

Customers' securities transactions and related brokerage commissions and expenses are recorded on a settlement date basis. Settlement date accounting does not differ materially from trade date accounting.

Trading and investment securities and securities sold not yet purchased are valued at quoted market values. Unrealized gains and losses are included in gain on principal trading. Securities consist of stocks and warrants. Securities transactions of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation of $20,618. Depreciation is provided by straight line and accelerated methods over the estimate useful lives of the assets. Depreciation expense for the year ended September 30, 2002 was $3,325.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were used in the valuation of deferred tax assets. These estimates are subject to change in the near term.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as calculated and defined in Rule 15c3-1.

The Company is required to maintain a ratio of aggregate indebtedness to net capital (as defined) not to exceed 15 to 1. At September 30, 2002, the Company had net capital pursuant to rule 15c3-1 of $35,242 which was $30,242 in excess of its required net capital of $5,000.

Note 4 - Income Taxes

The Company has operating loss carryforwards of $205,000 which may reduce income taxes in future years. These operating loss carryforwards expire through the year 2022. A valuation allowance has been recorded to reflect the uncertainty of realizing the income tax benefits.

Note 4 - Income Taxes (Continued)

The following is a summary of the Company's deferred income taxes as of September 30, 2002:

Deferred Tax Assets:	
Net operating loss carryforwards	$ 205,000
Effective tax rate	30 %
Potential tax savings	61,500
Valuation allowance	(61,500)
Net Deferred Tax Asset	$ -

Note 5 - Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes transactions as an agent between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. The Company has not experienced any significant nonperformance by counter parties.

Obligations arising from securities sold but not yet repurchased in connection with its normal trading activities expose the Company to off balance sheet risk in the event market prices increase, since the Company may be obligated to repurchase these short positions at a greater price.

From time to time, the Company maintains cash in financial institutions in excess of insured limits.

Note 6 - Commitments and Contingencies

The Company rents office space under a noncancellable operating lease which expires November 30, 2003. The lease requires for a base monthly rent ranging from $4,299 to $4,748. Rental expense for the year 2002 was $60,671. The lease also provides for additional rent based upon the Company's proportionate share of the lessors operating expenses.

The following is a schedule by year of the minimum payments due under terms of the lease:

Year Ending September 30	Amount
2003	$ 56,995
2004	9,497
	$ 66,492

Hawthorne Securities Corporation and Subsidiary

Schedule I

September 30, 2002

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital		$ 51,194
Deductions for Nonallowable Assets		
Furniture and equipment, net	$ 4,724	
Prepaid expenses	7,165	
Investment - warrants	3,300	
Investment in subsidiary	100	15,289
Net capital before haircuts		35,905
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)		
Stocks and money market accounts		663
Net Capital		$ 35,242

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 469
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 30,242
Excess Net Capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 34,538

Hawthorne Securities Corporation and Subsidiary

Schedule I (Continued)

September 30, 2002

Computation of Aggregate Indebtedness

Total Liabilities	$	7,035
Subordinated debt		-
Total Aggregate Indebtedness	$	7,035
Percentage of Aggregate Indebtedness to Net Capital		20

Reconciliation of Net Capital:		
Net Capital reported on Part IIA Focus Report	$	41,699
Increase in accrued excise tax		(456)
Increase in accounts payable		(6,001)
Net Capital per audit financial statements	$	35,242

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation and Subsidiary
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements of Hawthorne Securities Corporation and subsidiary, for the year ended September 30, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), (i.) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (ii.) the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We will not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
Division for CPA Firms AICPA

A member of HLB International
A world-wide organization of accounting firms and business advisers

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the Boston Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Miller Wachman LLP

Boston, Massachusetts

October 24, 2002